September 23, 2010

                                                    VIA EDGAR CORRESPONDENCE AND
                                                        DELIVERED MAIL STOP 5546

United States Securities and Exchange Commission
Office of Chief Accountant
Division of Corporation Finance
100 F Street, N.E.; Mail Stop 5546
Washington, D.C. 20549-5546

Attention: Mr. Stephen Jacobs

Dear Sirs/Mesdames:

     Omnicity Corp. (the "Company") - File No.: 000-52827 - Acknowledgement of Letter Received August 16, 2010

We acknowledge receipt of your letter addressed to the Company on August 16, 2010. We understand that audit requirements are waived for the North Central Communications Inc. acquisition which closed on April 24, 2009. We also acknowledge and understand that:

     * the SEC will not grant our request to waive the audit requirements for the following acquisitions: NDWave, Inc., Forepoints Networks Inc. and Lightspeed Voice, Ltd. (the "Acquired Entities");

     * the SEC will not declare effective any registration statements or post-effective amendments filed until the Company files audited financial statements of the Acquired Entities for the time span required under Rule 8-04 and the pro forma financial information required under Rule 8-05; and

     * the SEC, at the Company's request, consider accepting audited financial statements for a period of time less than that required under Rule 8-04 of Regulation SX upon the Company filing audited financial statements including the post-acquisition results of the Acquired Entities.

We sincerely hope and trust that the foregoing is clear and satisfactory in this matter. Should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact me at (604) 646-1563 at any time.

We thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,


"Don Prest"

Don Prest, CFO
Omnicity Corp.